UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

LASERCARD CORPORATION

(Name of Subject Company)

LASERCARD CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

51807U101

(CUSIP Number of Class of Securities)

Robert T. DeVincenzi

Chief Executive Officer

LaserCard Corporation

1875 North Shoreline Boulevard

Mountain View, California 94043-1601

(650) 969-4428

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Steve Sonne, Esq.

Jeff Cislini, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

(650) 473-2600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2010, as amended by Amendment No. 1 thereto filed with the SEC on January 5, 2011, Amendment No. 2 thereto filed with the SEC on January 19, 2011, Amendment No. 3 thereto filed with the SEC on January 20, 2011 and Amendment No. 4 thereto filed with the SEC on January 21, 2011 (as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by LaserCard Corporation, a Delaware corporation (the “Company” or “LaserCard”), relating to the tender offer (the “Offer”) by American Alligator Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of ASSA ABLOY Inc., an Oregon corporation (“ASSA US”), as disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and ASSA US with the SEC on December 22, 2010, as amended by Amendment No. 1 thereto filed with the SEC on January 6, 2011, Amendment No. 2 thereto filed with the SEC on January 19, 2011, Amendment No. 3 thereto filed with the SEC on January 20, 2011, Amendment No. 4 thereto filed with the SEC on January 21, 2011 and Amendment No. 5 thereto filed with the SEC on January 24, 2011 (as the same may be amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a purchase price of $6.25 per Share, net to the seller in cash without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2010, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 5 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as new paragraphs:

(i) Expiration of the Offer

The Offer expired at 12:00 midnight, New York City time, at the end of Friday, January 21, 2011. Based on information provided by the depositary, as of 12:00 midnight, New York City time, at the end of Friday, January 21, 2011, a total of 7,562,610 Shares were validly tendered pursuant to the Offer and not withdrawn (including 352,072 Shares delivered through notices of guaranteed delivery), representing approximately 61% of the outstanding Shares. Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn (excluding shares delivered through notices of guaranteed delivery) and agreed to promptly pay for such Shares in accordance with the terms of the Offer. Shares validly tendered in satisfaction of guaranteed delivery procedures will also be accepted for payment and promptly paid for in accordance with the terms of the Offer.

On January 24, 2011, ASSA ABLOY and LaserCard issued a joint press release announcing the expiration and results of the initial period of the Offer and that Purchaser has commenced a subsequent offering period for all remaining untendered Shares. The subsequent offering period will expire at 5:00 p.m., New York City time, on Thursday, January 27, 2011, unless extended. During the subsequent offering period, holders of Shares who did not previously tender their Shares during the Offer may do so. Purchaser will immediately accept for payment all Shares properly tendered during the subsequent offering period and will promptly pay the same $6.25 per Share, net to the seller in cash without interest thereon, paid during the initial offering period of the Offer. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described in the Offer to Purchase, except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) pursuant to applicable law, Shares tendered during the subsequent offering period may not be withdrawn. The foregoing summary with respect to the joint press release is qualified in its entirety by reference to the joint press release which is filed as Exhibit (a)(5)(G) to Amendment No. 5 to the Schedule TO, filed on January 24, 2011, and is hereby incorporated by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(L)	Press Release, dated January 24, 2011, jointly issued by ASSA ABLOY and LaserCard (incorporated herein by reference to Exhibit (a)(5)(G) to Amendment No. 5 to the Schedule TO filed with the SEC by ASSA US and Purchaser on January 24, 2011).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LASERCARD CORPORATION

By:	/S/ ROBERT T. DEVINCENZI
Robert T. DeVincenzi Chief Executive Officer

Dated: January 24, 2011